Mail Stop 6010

January 19, 2007

Walter Kaelin
Chief Financial Officer
iQ POWER AG
Baarerstrasse 137
CH – 6300 Zug, Switzerland

      Re: **iQ Power AG**
            Form 20-F for the Fiscal Year Ended December 31, 2005
            Filed June 30, 2006
            File No. 000-26165

Dear Mr. Kaelin:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant